File No. 70-9145



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D. C. 20549

               __________________________________

                         AMENDMENT NO. 5
                               TO
                            FORM U-1
               __________________________________


                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
                  AEP RESOURCES SERVICE COMPANY
                    AEP ENERGY SERVICES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                 Susan Tomasky, General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza Columbus, Ohio 43215


                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc., a holding company registered under the Public Utility Holding Company Act of 1935, as amended, AEP Resources, Inc., AEP Resources Service Company and AEP Energy Services, Inc., wholly-owned non-utility subsidiaries of American, hereby amend their Application or Declaration on Form U-1 in File No. 70-9145 as follows:
     1.   By amending and restating the first paragraph of Item
1.B.(5):
          "American may guarantee to a third party the obligations of Resources to invest up to $250 million in the Capital Company and up to $50 million in the Management Company through December 31, 2002. The third parties to whom American may issue guarantees include potential joint venture partners and customers. For example, American may guarantee Resources' obligation to invest in Capital Company in order to persuade a third party to invest in a joint venture with Capital Company that will purchase Energy Facilities."
     2.   By amending and restating Item 1.B.(6):
          "(6)  Additional Subsidiaries
          Resources may form special purpose subsidiaries to hold its interests in Management Company and Capital Company. American and Resources may guarantee the obligations
FN1 These obligations may include financing, debt and non-debt performance obligations. Any such debt financing will be subject to the same terms and conditions as those governing debt financing by Management Company and Capital Company set forth in Item 1.B.(5).
of these subsidiaries. Any such guarantees, when added to the debt and other obligations of Management Company and Capital Company guaranteed by American or Resources, will not exceed the $250 million aggregate guarantee limit specified in Item 1.B.(5).
          From time to time it may be advantageous for Capital Company or Management Company to form subsidiaries to undertake one or more of the activities described herein. These subsidiaries may be organized (i) in order to facilitate the making of proposals to a prospective customer; or (ii) after the award of a bid proposal, in order to facilitate closing on the purchase or financing of the underlying assets; or (iii) at any time after the consummation of a transaction in order, among other things, to comply with applicable federal or state laws; or (iv) as part of tax planning, to limit exposure to U.S. and state taxes; or (v) for other lawful business purposes. American, Resources, Capital Company and Management Company may guarantee the debt and other obligations of these subsidiaries.
FN2 Any amounts so guarantied will count against the total amount of guaranties authorized herein.


In addition, Management Company, Capital Company, AEPSC, the Utility Subsidiaries, RESCo, AEPES and other subsidiaries of Resources may provide services to Management and Capital Company's special purpose subsidiaries upon the same terms and conditions that they could provide services to Management Company and Capital Company. No special purpose subsidiary or subsidiary of Management Company or Capital Company will be a public utility company as defined in the 1935 Act, and, without further Commission approval, no such subsidiary will undertake any activity if, as a result, it would become a public utility company as defined in the 1935 Act."
     3.   By amending and restating Item 1C:
     "C.  Compliance with Rule 54.
     Rule 54 provides that in determining whether to approve certain transactions other than those involving an exempt wholesale generator ('EWG') or a foreign utility company ('FUCO'), as defined in the 1935 Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions of Rule 53(a) are currently satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
     Rule 53(a)(1). As of March 31, 1999, American, through its subsidiary, Resources, had aggregate investment in FUCOs of $823,265,000. This investment represents approximately 48.6% of $1,693,698,000, the average of the consolidated retained earnings of American reported on Forms 10-Q and 10-K for the four consecutive quarters ended March 31, 1999.
     Rule 53(a)(2). Each FUCO in which American invests will maintain books and records and make available the books and records required by Rule 53(a)(2).
     Rule 53(a)(3). No more than 2% of the employees of the Utility Subsidiaries of American will, at any one time, directly or indirectly, render services to any FUCO.
     Rule 53(a)(4). American has submitted and will submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's Utility Subsidiaries.
     Rule 53(b). (i) Neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceeding; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,693,698,000) represented an increase of approximately $19,477,000 (or 1%) in the average consolidated retained earnings from the previous four quarterly periods ($1,674,221,000); and (iii) for the fiscal year ended December 31, 1998, American did not report operating losses attributable to American's direct or indirect investments in EWGs and FUCOs.
     American was authorized to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs (HCAR No. 26864, April 27, 1998) (the '100% Order') in File No. 70-9021. In
connection with its consideration of American's application for the 100% Order, the Commission reviewed American's procedures for evaluating EWG or FUCO investments. Based on projected financial ratios and on procedures and conditions established to limit the risks to American involved with investments in EWGs and FUCOs, the Commission determined that permitting American to invest up to 100% of its consolidated retained earnings in EWGs and FUCOs would not have a substantial adverse impact upon the financial integrity of the AEP System, nor would it have an adverse impact on any of the Utility Subsidiaries or their customers, or on the ability of state commissions to protect the Utility Subsidiaries or their customers. Since similar considerations are involved hereunder with respect to Rule 54, Applicants should not be required to make subsequent Rule 54 filings once American's aggregate investment in EWGs and FUCOs exceeds 50% of its consolidated retained earnings."
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP RESOURCES, INC.
                    AEP RESOURCES SERVICE COMPANY
                    AEP ENERGY SERVICES, INC.


                    By_/s/ A. A. Pena___________
                                  Treasurer


Dated:  July 13, 1999